EXHIBIT 99.1

                         ADDITIONAL FINANCIAL INFORMATION

         The following interim financial information for the quarter ended 30 September 1999 is being provided because we have otherwise made public information relating to revenues and income that is more current than the information contained in our audited financial statements.

         As you are aware, we account for our investments at fair value in accordance with the U.S. specialised industry accounting rules prescribed by the American Institute of Certified Public Accountants (AICPA) Audit and Accounting Guide for Investment Companies. Under fair value accounting, unrealised gains or losses are determined by comparing the fair value of the securities held to the cost of those securities. Unrealised gains or losses relating to changes in fair value of our investments are reported as a component of net earnings. Deferred income taxes, if any, are recorded at the applicable statutory rate as the estimate of taxes payable as if the gains were realised. Under current tax laws, and in light of our operating methods and plans, our investment gains generally are not subject to income taxes.

         For more detail on fair value accounting, please read Note 2 of our Consolidated Financial Statements at 31 December 1998.








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                                           SECURITY CAPITAL U. S. REALTY

                                       CONSOLIDATED STATEMENTS OF NET ASSETS

                                               At 30 September 1999
                                  (in thousands U. S.$ except per share amounts)
                                                     Unaudited

                                                                                                      September 30,
                                                                                                            1999
                                                                                                      -------------
ASSETS
Strategic investment positions at value:
         CarrAmerica (Cost $699,905)...................................................................$    627,487
         City Center Retail (Cost $304,113)............................................................     304,113
         CWS Communities (Cost $236,488)...............................................................     236,488
         Regency (Cost $759,807).......................................................................     719,738
         Storage USA (Cost $394,362)...................................................................     323,555
         Urban Growth Property (Cost $188,582).........................................................     188,582
Special opportunity positions at value:
         Security Capital Group Incorporated (Cost $165,000)...........................................     121,862
         Other special opportunity positions (Cost $203,839)...........................................     142,031
                                                                                                       ------------
Total investments......................................................................................$  2,663,856
Cash and cash equivalents.........................................................................            1,394
Accounts receivable and other.........................................................................       18,258
                                                                                                       ------------
TOTAL ASSETS...........................................................................................$  2,683,508
                                                                                                       ------------
LIABILITIES
Accounts payable and accrued expenses..................................................................$      8,896
Taxes payable........................................................................................         3,670
Line of credit........................................................................................      337,500
Convertible notes.....................................................................................      382,089
                                                                                                       ------------
TOTAL LIABILITIES..................................................................................... $    732,155
                                                                                                       ------------
TOTAL NET ASSETS (SHAREHOLDERS' EQUITY)................................................................$  1,951,353
                                                                                                       ============
Authorised 250,000,000 shares of $4.00 par value, 86,561,872 shares
         issued, 78,116,061 shares outstanding, at 30 September 1999...................................$    346,247
Share premium account(1)...............................................................................   1,586,801
                                                                                                       ------------
PAID-IN CAPITAL........................................................................................$  1,933,048

Legal reserve..........................................................................................$     30,375
Reserve for own shares(1)..............................................................................     162,357
Undistributed net operating income.....................................................................$    197,321
Accumulated net realised gain.........................................................................       78,852
Unrealised (depreciation)/appreciation on strategic investment and special opportunity positions......    (288,243)
Acquisition of own shares (1)..........................................................................   (162,357)
                                                                                                       ------------
SHAREHOLDERS' EQUITY ..................................................................................$  1,951,353
                                                                                                       ============
Net Asset Value per share..............................................................................$      24.98

(1) 8,445,811 shares have been repurchased under the share repurchase programme. The Net Asset Value per share has been calculated on 78,116,061 shares outstanding.




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                                           SECURITY CAPITAL U.S. REALTY

                                      CONSOLIDATED STATEMENTS OF OPERATIONS

                               For the nine months ended 30 September 1999 and 1998
                                  (in thousands U.S.$ except per share amounts)
                                                     Unaudited


                                                                                     1999                 1998
                                                                                     ----                 ----

REVENUES
Gross dividends from strategic investment positions:
   CarrAmerica...............................................................       $     39,687            $   38,770
   CWS Communities...........................................................              5,579                 3,568
   Regency...................................................................             42,086                42,221
   Storage USA...............................................................             23,649                22,405
   Urban Growth Property.....................................................              7,262                    --
                                                                                    ------------           -----------
                                                                                   $     118,263          $    106,964
Gross dividends from special opportunity positions:..........................              8,176                14,515
                                                                                     -----------            ----------
                                                                                     $   126,439           $   121,479
Interest income from affiliate...............................................              2,681                 2,681
Interest income from non-affiliate and other income..........................              3,160                   847
                                                                                     -----------           -----------
TOTAL GROSS REVENUES.........................................................       $    132,280          $    125,007
   Withholding tax on dividends received.....................................            (16,503)               (8,431)
                                                                                    -------------           -----------
TOTAL REVENUES...............................................................            115,777               116,576
                                                                                     ===========            ==========

EXPENSES
Operating advisor fees ......................................................      $      24,996           $    26,606
Custodian fees...............................................................                361                   350
Directors fees...............................................................                 92                    77
Director Share Option Equivalents............................................               (235)                  426
Professional expenses........................................................                731                 1,992
Administrative expenses......................................................              1,261                   743
Amortisation of convertible notes deferred costs.............................              1,192                   574
Taxes........................................................................              3,122                 1,845
Line of credit arrangement and commitment fees...............................                153                 2,088
Interest on line of credit...................................................             14,555                13,367
Interest on convertible notes................................................             20,380                 8,856
                                                                                    ------------           -----------
TOTAL EXPENSES...............................................................       $     66,608           $    56,924
                                                                                    ------------           -----------

NET OPERATING INCOME.........................................................       $     49,169           $    59,652

NET REALISED AND UNREALISED GAIN/(LOSS) ON STRATEGIC
   INVESTMENT AND SPECIAL OPPORTUNITY POSITIONS
Net realised gain on special opportunity positions...........................      $       1,421           $    32,763
Net increase/(decrease) in appreciation on strategic investment and special
opportunity positions........................................................           (163,265)             (601,047)
                                                                                     ------------             ---------

NET GAIN/(LOSS) ON STRATEGIC INVESTMENT AND SPECIAL
   OPPORTUNITY POSITIONS.....................................................      $    (161,844)           $ (568,284)
                                                                                   --------------           -----------

INCREASE/(DECREASE) IN NET ASSETS RESULTING FROM                                   $    (112,675)           $ (508,632)
   OPERATIONS................................................................      ==============           ===========






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                                           SECURITY CAPITAL U.S. REALTY

                                       CONSOLIDATED STATEMENTS OF CASH FLOWS

                               For the three months ended 30 September 1999 and 1998
                                   (in thousands U.S.$ except per share amounts)
                                                     Unaudited


                                                                                           1999            1998
                                                                                       ------------    ------------
Operating Activities:
   Increase(Decrease) in net assets resulting from operations...............            $ (112,675)      $(508,632)
   Adjustments to reconcile (decrease)/increase in net assets resulting from operations to net cash provided by operating activities:
       Movement in unrealised gain..........................................               163,265         601,047
       Movement in accretion on convertible notes...........................                12,149           5,581
       Movement in convertible notes deferred costs.........................                 1,192             574
       Changes in operating assets and liabilities:
         Accounts receivable and other......................................                 5,433         (11,405)
         Interest receivable from affiliate.................................                  (894)           (894)
         Accounts payable and accrued expenses..............................                 1,318          10,181
         Operating advisor fees payable.....................................                (5,919)          1,704
         Taxes payable......................................................                 2,364              42
                                                                                           -------      ----------
           Net cash provided by operating activities........................              $ 66,233      $   98,198
                                                                                          --------      ----------

Investing Activities:
   Fundings in strategic investment positions:
     CarrAmerica............................................................            $      (54)     $  (63,455)
     City Center Retail.....................................................                   (78)       (207,651)
     CWS Communities........................................................               (89,925)        (47,456)
     Pacific Retail.........................................................                    --            (167)
     Regency................................................................                   (21)         (9,791)
     Storage USA............................................................                   (90)        (45,811)
     Urban Growth Property..................................................                (7,500)       (125,499)
   Fundings in Security Capital Group.......................................                    --              --
   Fundings in other special opportunity positions, net.....................               110,192        (130,660)
                                                                                        ----------       ----------
         Net cash provided by/(used in) investing activities................             $  19,524       $(630,491)
                                                                                         ---------       ---------

Financing Activities:
   Net proceeds from shares offering........................................            $       --      $       --
   Net proceeds from convertible notes offering.............................                    --         352,667
   Transfer of net profit to the Legal Reserve..............................                    --           3,071
   Offering expenses charged against the share premium account..............                    --          (4,116)
   Acquisition of own shares................................................              (162,357)        386,500
   Net drawdowns/(repayments) from line of credit...........................                75,000        (207,500)
                                                                                       -----------        ---------
         Net cash (used in)/provided by financing activities                            $  (86,455)       $530,622
                                                                                        -----------       --------

Net increase/(decrease) in cash and cash equivalents........................            $   (1,600)     $   (1,671)
Cash and cash equivalents, beginning of the period..........................                 2,994           1,970
                                                                                        ----------     -----------
Cash and cash equivalents, end of the period................................            $    1,394    $        299
                                                                                        ==========    ------------

Supplemental disclosure of cash flow information:
   Tax paid.................................................................           $       619    $        823
                                                                                       ===========    ============

   Interest paid on borrowings..............................................           $    14,264    $      8,083
                                                                                       ===========    ============
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